                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ____)*


                         Network Long Distance, Inc.
                               (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                               64121K  10  5
                               (CUSIP Number)

James M. Ash, Esq., 2300 Main Street, Kansas City, Missouri  64108
(816) 274-6800 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 8, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                              Page 1 of 22 Pages

CUSIP No.      64121K  10 5            13D          Page 2 of 22 Pages

1.  NAME OF REPORTING PERSON:  John D. Crawford
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:     (a)    x
                                                            (b) ____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS *:  SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ______

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:    United States Citizen

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  3,065,768 shares

8.  SHARED VOTING POWER:    None

9.  SOLE DISPOSITIVE POWER:  3,065,768 shares

10. SHARED DISPOSITIVE POWER:   None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,525,054 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *:__

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.9%

14. TYPE OF REPORTING PERSON*           IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.      64121K  10 5            13D          Page 3 of 22 Pages

1.  NAME OF REPORTING PERSON:  Thomas G. Keefe
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:      (a)    x
                                                             (b) ____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS *:  SC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):   _______

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:    United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  104,524 shares

8.  SHARED VOTING POWER:    None

9.  SOLE DISPOSITIVE POWER:  104,524 shares

10. SHARED DISPOSITIVE POWER:   None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,525,054
shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *:__

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.9%

14. TYPE OF REPORTING PERSON*           IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.      64121K  10 5            13D          Page 4 of 22 Pages

1.  NAME OF REPORTING PERSON:  Donna L. Raoust
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:             (a)  x
                                                                    (b) ___

3.  SEC USE ONLY

4.  SOURCE OF FUNDS *:  SC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):       ______

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:    United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  104,524 shares

8.  SHARED VOTING POWER:    None

9.  SOLE DISPOSITIVE POWER:  104,524 shares

10. SHARED DISPOSITIVE POWER:   None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,525,054 shares:

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *:__

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.9%

14. TYPE OF REPORTING PERSON*           IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.      64121K  10 5            13D          Page 5 of 22 Pages

1.  NAME OF REPORTING PERSON:  Glenn Callahan
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:                 (a)   x
                                                                        (b) ___

3.  SEC USE ONLY

4.  SOURCE OF FUNDS *:  SC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):       ______

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:    United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  104,524 shares

8.  SHARED VOTING POWER:    None

9.  SOLE DISPOSITIVE POWER:  104,524 shares

10. SHARED DISPOSITIVE POWER:   None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,525,054 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *:__

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.9%

14. TYPE OF REPORTING PERSON*         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.      64121K  10 5            13D          Page 6 of 22 Pages

1.  NAME OF REPORTING PERSON:  Rick Davis
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:               (a)   x
                                                                      (b) ___

3.  SEC USE ONLY

4.  SOURCE OF FUNDS *:  SC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):       ______

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:    United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  34,841 shares

8.  SHARED VOTING POWER:    None

9.  SOLE DISPOSITIVE POWER:  34,841 shares

10. SHARED DISPOSITIVE POWER:   None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,525,054 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *:__

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.9%

14. TYPE OF REPORTING PERSON*           IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.      64121K  10 5            13D          Page 7 of 22 Pages

1.  NAME OF REPORTING PERSON:  Layne Levine
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:     (a)    x
                                                            (b) ____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS *:  SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ______

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:    United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  41,191 shares

8.  SHARED VOTING POWER:    None

9.  SOLE DISPOSITIVE POWER:  41,191 shares

10. SHARED DISPOSITIVE POWER:   None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,525,054 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *:__

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.9%

14. TYPE OF REPORTING PERSON*           IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.      64121K  10 5            13D          Page 8 of 22 Pages

1.  NAME OF REPORTING PERSON:  Lisa Brown
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:     (a)    x
                                                            (b) ____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS *:  SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ________

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:    United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  34,841 shares

8.  SHARED VOTING POWER:    None

9.  SOLE DISPOSITIVE POWER:  34,841 shares

10. SHARED DISPOSITIVE POWER:   None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,525,054 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *:__

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.9%

14. TYPE OF REPORTING PERSON*           IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.      64121K  10 5            13D          Page 9 of 22 Pages

1.  NAME OF REPORTING PERSON:  Dean Young
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *:     (a)    x
                                                            (b) ____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS *:  SC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e):    _______

6.  CITIZENSHIP OR PLACE OR ORGANIZATION:    United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:  34,841 shares

8.  SHARED VOTING POWER:    None

9.  SOLE DISPOSITIVE POWER:  34,841 shares

10. SHARED DISPOSITIVE POWER:   None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,525,054 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *:__

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.9%

14. TYPE OF REPORTING PERSON*           IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  64121K  10  5              13D       Page 10 of 22 Pages

Item 1.  Security and Issuer

Common Stock, $.0001 par value per share (the "Shares") of Network Long Distance, Inc. (the "Issuer" or "Network")

The principal executive office of Network is located at 11817 Canon Blvd., Suite 600, Newport News, VA 23606.

Item 2. Identity and Background

This statement is filed jointly by the individuals listed below (collectively the "Group").

(a), (b), and (c):

John D. Crawford, 2425 Manion Drive, Williamsburg, VA 23185--Chairman of the Board and CEO of the Issuer, a long distance telecommunications company whose principal business address is 11817 Canon Blvd., Suite 600, Newport News, VA 23606.

Thomas G. Keefe, 102 Lake Herrin Court, Yorktown, VA 23693--Chief Financial Officer and Treasurer of the Issuer, a long distance telecommunications company whose principal business address is 11817 Canon Blvd., Suite 600, Newport
News, VA 23606.

Donna L. Raoust, 413 Elizabeth Lake Drive, Hampton, VA 23669--Vice President, Sales and Marketing of Eastern Telecom International ("Eastern"), a wholly-owned subsidiary of the Issuer. Eastern is a long distance telephone company whose principal business address is 11817 Canon Blvd., Suite 600, Newport News, VA 23606.

Glenn Callahan, 2249 Sun Vista Drive, Virginia Beach, VA 23455--Vice President, MIS of Eastern, a wholly-owned subsidiary of the Issuer. Eastern is a long distance telephone company whose principal business address is 11817 Canon Blvd., Suite 600, Newport News, VA 23606.

Rick Davis, 18 Fawn Circle, Hampton, VA 23666--Director of Operations at Eastern, a wholly-owned subsidiary of the Issuer. Eastern is a long distance telephone company whose principal business address is 11817 Canon Blvd., Suite 600, Newport News, VA 23606.

Layne Levine, 416 Cranes Roost Court, Annapolis, MD 21401--Regional Sales Manager of Eastern, a wholly-owned subsidiary of the Issuer. Eastern is a long distance telephone company whose principal business address is 11817 Canon Blvd., Suite 600, Newport News, VA 23606.

CUSIP NO. 64121K 10 5                      13D           Page 11 of 22 Pages

Lisa Brown, 50 Rens Road, Poquoson, VA 23662--Vice President of Networks at Eastern, a wholly-owned subsidiary of the Issuer. Eastern is a long distance telephone company whose principal business address is 11817 Canon Blvd., Suite 600, Newport News, VA 23606.

Dean Young, 5228 Cedar Lane, No. 141, Columbia, MD 21044--Regional Sales Manager of Eastern, a wholly-owned subsidiary of the Issuer. Eastern is a long distance telephone company whose principal business address is 11817 Canon Blvd., Suite 600, Newport News, VA 23606.

(d) and (e):

None of the above referenced individuals has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any such individuals been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f):

All of the individuals noted above are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

The Issuer issued a total of 3,525,054 shares of the Issuer's common stock to the Group in exchange for a total of 606 shares of Eastern stock, no par value (the Eastern shares were exchanged pro rata from each member of the Group relative to the proportion of the Shares received by each member of the Group from the Issuer). As a result of this share exchange, Eastern became a wholly owned subsidiary of the Issuer and each member of the Group became a shareholder of the Issuer.

Item 4.  Purpose of Transaction

The purpose of the transaction was to effect the sale of Eastern to the Issuer.

         (a)  None.

         (b)  None.

         (c)  None.

         (d) None, however, John D. Crawford and Thomas G. Keefe did become members of the Issuer's Board of Directors on May 8, 1997.

CUSIP NO. 64121K 10 5                     13D               Page 12 of 22 Pages

         (e)  None.
         (f)  None.
         (g)  None.
         (h)  None.
         (i)  None.
         (j)  None.

Item 5.  Interest in Securities of the Issuer

         (a) The information in Items 11 through 13 in the cover pages hereof is hereby incorporated by reference. Each member of the Group disclaims beneficial ownership of those Shares with respect to which other members of the Group have sole voting and dispositive power.

Note: At May 8, 1997, the Issuer had 10,352,180 shares of common stock outstanding. However, at May 12, 1997, the Issuer had 13,626,368 shares of common stock outstanding pursuant to a different and separately reported acquisition of National Teleservices, Inc. The percentages listed in Item 13 of the cover page and incorporated herein by reference are based on the 13,626,368 shares of common stock outstanding.

        (b) The information in Items 7 through 10 in the cover pages hereof is hereby incorporated by reference.

        (c)  None.

        (d)  None.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The member of the Group named in Item 2 above entered into a Shareholders Agreement dated April 24, 1997, whereby they agreed, among other things, to affirm certain restrictions on the transferability of their Network shares.

Item 7.  Material to be Filed as Exhibits

          Exhibit A - Agreement amongst members of Group as disclosed in Item 6. Exhibit B - Agreement as to joint filing pursuant to
                      Rule 13d-1(f)(1)(iii).

CUSIP NO. 64121K 10 5                    13D                Page 13 of 22 Pages

                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 19, 1997

                                    /s/ John D. Crawford
                                    -----------------------------------------
                                    John D. Crawford


                                    /s/ Thomas G. Keefe
                                    -----------------------------------------
                                    Thomas G. Keefe


                                    /s/ Donna L. Raoust
                                    -----------------------------------------
                                    Donna L. Raoust


                                    /s/ Glenn Callahan
                                    -----------------------------------------
                                    Glenn Callahan


                                    /s/ Rick Davis
                                    -----------------------------------------
                                    Rick Davis


                                    /s/ Layne Levine
                                    -----------------------------------------
                                    Layne Levine


                                    /s/ Lisa Brown
                                    -----------------------------------------
                                    Lisa Brown


                                    /s/ Dean Young
                                    -----------------------------------------
                                    Dean Young

CUSIP NO. 64121K 10 5                                       Page 14 of 22 Pages


                                   Exhibit A

           AGREEMENT AMONGST MEMBERS OF GROUP AS DISCLOSED IN ITEM 6

                            SHAREHOLDERS AGREEMENT

     The undersigned individuals representing one hundred percent (100%) of the common shareholders ("Shareholders") of EASTERN TELECOM INTERNATIONAL CORPORATION ("Eastern Telecom") and Eastern Telecom hereby make this agreement ("Agreement") as of this 24th day of April, 1997.

                                   RECITALS:

     WHEREAS, the board of directors of Eastern Telecom has recommended to the Shareholders that Eastern Telecom be merged into a wholly-owned subsidiary of Network Long Distance, Inc. ("Network") (the "Merger");

     WHEREAS, the Shareholders and Eastern Telecom unanimously believe it to be in their respective best interests to approve such Merger;

     WHEREAS, the Shareholders desire to memorialize certain understandings which exist between themselves and which affect or relate to the proposed Merger;

     NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto, desiring to be contractually bound, agree as follows:

     1. The Shareholders, other than John D. Crawford, hereby irrevocably waive any right to make a cash election pursuant to the Merger. The shareholders acknowledge that a cash election option aggregating one million five hundred thousand dollars ($1,500,000) is available. As a result of this waiver, the entire cash election shall hereby be made available only to John D. Crawford.

     2. In calculating the amount of share consideration to be issued to the Shareholders pursuant to the Merger, the Shareholders acknowledge that there shall be two (2) initial allocations. The first shall be an allocation to Layne Levine in the amount of fifty thousand dollars ($50,000) and the second shall be an allocation to John D. Crawford in the amount of two million three hundred fifty thousand dollars. The remaining share consideration shall then be allocated to each of the Shareholders based upon their proportionate stock ownership of Eastern Telecom. The resulting allocations are shown on Exhibit
A attached hereto and incorporated herein by this reference. With the execution of this Agreement, the Shareholders hereby waive and release any right or claim whatsoever as against Eastern Telecom or any other party to this Agreement, based on any agreement, whether oral or written, to receive any consideration pursuant to the Merger other than the share consideration reflected on the attached Exhibit A.

     3. The Shareholders acknowledge and consent to employment agreements being entered into with John D. Crawford and Thomas G. Keefe in the context of the Merger. It is understood that these employment agreements shall be for a term of two (2) years and that pursuant to such agreements, Mr. Crawford shall receive annual compensation of one hundred eighty thousand dollars ($180,000) plus benefits and that Mr. Keefe shall receive compensation in the amount of ninety-seven thousand five hundred dollars ($97,500) plus benefits. The Shareholders acknowledge and agree that such employment agreements represent fair consideration for services to be rendered by these two individuals.

    4. The Shareholders acknowledge that John D. Crawford shall, out of his cash and share consideration to be received pursuant to the Merger, satisfy any and all remaining obligations owed to Michael E. Lincoln pursuant to that certain Settlement Agreement dated May 3, 1996, by and between Eastern Telecom, John D. Crawford, Sr., and Michael E. Lincoln.

     5. The Shareholders hereby acknowledge that (i) Eastern Telecom has, or in connection with the proposed Merger shall, distribute to John D. Crawford Eastern Telecom's interest in that certain partnership which owns the office building located at 11817 Canon Boulevard, Newport News, VA; (ii) Eastern Telecom shall cancel and forgive that certain account payable from John D. Crawford to Eastern Telecom which is currently in the approximate amount of one hundred forty-one thousand three hundred ninety-one dollars ($141,391); and (iii) Eastern Telecom shall cancel and forgive that certain account payable from Glenn Callahan to Eastern Telecom which is currently in the approximate amount of six thousand dollars ($6,000). The Shareholders hereby consent to said distributions and consent to each of said distributions being treated by Eastern Telecom as an ordinary expense in conducting business.

     6. The Shareholders acknowledge that certain of the Network shares to be received pursuant to the Merger will be held pursuant to two (2) escrow agreements in order to satisfy certain potential post-closing adjustments. The amount of shares to be held by each of these escrow agreements is set forth on the work sheets attached hereto and incorporated herein by this reference as Exhibit A.

     7. With the execution of this Agreement, the Shareholders and the Company modify those certain Executive Stock Ownership Agreements ("Stock Agreement") by and between the Company and a number of its Shareholders. Specifically, each Stock Agreement is hereby modified to allow for the exchange of the Shares of the Company currently held by the Shareholders for the NETWORK Shares described herein and set forth on the attached Schedule. The NETWORK Shares received by the Shareholders shall continue to be held subject to the restrictions on transferability as set forth in each Stock Agreement subject only to the following modifications:

     (i) All calculations of entitlements to payment for such Shares shall be made without any offset or deduction for the "Current Fair Market Value of the Company" as defined in the Stock Agreements.

    (ii) The "Vesting Percentages" as defined in the Stock Agreements shall hereafter be deemed to be one hundred percent (100%);

   (iii) The restrictions on transferability shall only be released at such time, if ever, that a demand for registration of the NETWORK Shares is effectuated pursuant to that certain Registration Rights Agreement entered into in connection with the Merger. In the event of a demand for registration pursuant to said Registration Rights Agreement, only those Network shares which become registered shall be released from the restriction on transfer set forth in the Stock Agreements; and

   (iv) The "Redemption Price" as set forth in the Stock Agreement shall hereby be defined as that value equal to the average daily closing price of Network shares as reported through the National Association of Securities Dealers Automated Quotation System Small Cap market as of the trading day preceding such redemption.

     8. (a) Other than the rights of Shareholders as set forth in this Agreement, to receive certain consideration as described herein, each signatory hereto does fully, forever, and irrevocably release, discharge and acquit each of the other Shareholders and Eastern Telecom, their respective successors, assigns and heirs of and from any and all rights, claims, demands, obligations, liabilities, indebtedness, breaches of contract, breaches of duty, or any act, omission, misfeasance, malfeasance, cause of action, promises, damages, losses and expenses of every type, kind, and nature, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, whether based on contract, tort, breach of any duty, or other legal or equitable theory of recovery, each as though fully set forth herein at length (collectively, "Claim") that in any way arise from or out of or are connected with or relate to the employer/employee relationship heretofore existing between any of the Shareholders and Eastern Telecom and/or the corporation/stockholder relationship existing between Eastern Telecom and the Shareholders, as well as any other relationship by and between any of the parties hereto that relate in manner to the Eastern Telecom business.

     (b) The parties hereto each acknowledge and represent that they have relied upon advice of independent counsel and upon advice of independent sources. Each of the Shareholders expressly represents that they have not relied upon any advice given to them, or relied upon any representations made to them by Messrs. Crawford and Keefe, or any other third party, other than their independent advisors. The parties hereto acknowledge that Douglas E. Kahle, Esquire and Pender & Coward, P.C. have acted only in their capacity as representing Eastern Telecom in connection with the Merger and has not independently represented or acted on behalf of any of the Shareholders individually. Each of the Shareholders further represent, warrant, and acknowledge that the consideration to be received pursuant to the Merger is of unknown value and that there are no assurances that any such consideration will have any value in the future. Each of the Shareholders acknowledges that although Network is a publicly traded company, the shares traded in the public market occur at a very low level such that none of the Shareholders could realistically expect to liquidate its Network shareholdings other than over an extensively protracted period of time.

     WITNESS the following signatures and seals as of the date first written above.

                                    EASTERN TELECOM INTERNATIONAL CORPORATION


                                   /s/ John D. Crawford
                                   ------------------------------------------
                                   John D. Crawford, President


                                   /s/ John D. Crawford
                                   ------------------------------------------
                                   John D. Crawford


                                   /s/ Thomas G. Keefe
                                   ------------------------------------------
                                   Thomas G. Keefe


                                   /s/ Donna L. Raoust
                                   ------------------------------------------
                                   Donna L. Raoust


                                   /s/ Glenn A. Callahan
                                   ------------------------------------------
                                   Glenn A. Callahan


                                   /s/ Rick R. Davis
                                   ------------------------------------------
                                   Rick R. Davis


                                   /s/ Lisa M. Brown
                                   ------------------------------------------
                                   Lisa M. Brown


                                   /s/ Layne L. Levine
                                   ------------------------------------------
                                   Layne L. Levine


                                   /s/ Dean Young
                                   ------------------------------------------
                                   Dean Young

CUSIP NO. 64121K 10 5                                    Page 22 of 22 Pages


                                      Exhibit B

                             AGREEMENT AS TO JOINT FILING

Pursuant to Rule 13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Network Long Distance, Inc. is being filed on behalf of each of the undersigned.

Date:  June 19, 1997

                                       /s/ John D. Crawford
                                       --------------------------------------
                                       John D. Crawford

                                       /s/ Thomas G. Keefe
                                       --------------------------------------
                                       Thomas G. Keefe

                                       /s/ Donna L. Raoust
                                       --------------------------------------
                                       Donna L. Raoust

                                       /s/ Glenn Callahan
                                       --------------------------------------
                                       Glenn Callahan

                                       /s/ Rick Davis
                                       --------------------------------------
                                       Rick Davis

                                       /s/ Layne Levine
                                       --------------------------------------
                                       Layne Levine

                                       /s/ Lisa Brown
                                       --------------------------------------
                                       Lisa Brown

                                       /s/ Dean Young
                                       --------------------------------------
                                       Dean Young